Filed Pursuant to Rule 433

Registration No. 333-150991

May 21, 2008

Term Sheet

NYSE EURONEXT

US$ 750,000,000 4.80% NOTES DUE 2013

Issuer:	NYSE Euronext

Type:	SEC Registered

Expected Ratings:	A1/AA (stable/negative)

Size:	US$750,000,000

Trade Date:	May 21, 2008

Settlement Date:	May 29, 2008 (T + 5 days)

Maturity:	June 28, 2013

Interest Rate Per Annum:	4.80%

Interest Payment Dates:	Semi-annually on the 28th of each June and December

First Interest Payment Date:	December 28, 2008

Public Offering Price:	$99.759

Treasury Benchmark:	3.125% due 4/13

Treasury Price:	$100-07+

Treasury Yield:	3.073%

Re-offer Spread vs. Treasury	+178 bps

Yield to Maturity:	4.853%

Net Proceeds:	$745,567,500

Redemption Upon Tax Event:	At any time, in whole, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued interest to but excluding the redemption date upon the occurrence of certain tax events which require the Company, or may require the Company, to pay “additional amounts” (as defined in the preliminary prospectus supplement) to beneficial owners of notes who are non–U.S. persons (“non-U.S. holders”).

Requirement to Pay Additional Amounts	The Company will pay to non–U.S. holders additional amounts in the event of deduction or withholding of taxes, assessments or other governmental charges imposed by the United States or any taxing authority thereof or therein, subject to certain terms and limitations set forth in the preliminary prospectus supplement .

Mandatory Offer to Repurchase Notes:	In the event of a “Change of Control Triggering Event” as defined in the preliminary prospectus supplement at 101% of their principal amount, plus accrued and unpaid interest.

Day Count:	30/360

Minimum Denomination / Multiples	$2,000 / $1,000

Joint Active Bookrunners:	Banc of America Securities LLC Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Joint Passive Bookrunners:	UBS Securities LLC Wachovia Capital Markets, LLC

CUSIP / ISIN:	629491 AA9 / US629491AA91

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting Citigroup Global Markets Inc. at 1-877-858-5407 or Banc of America Securities LLC at 1-800-294-1322 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408.

This communication should be read in conjunction with the preliminary prospectus supplement dated May 19, 2008 and the accompanying prospectus dated May 16, 2008.

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